July 1, 2011
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-4628
Attn: Amanda Ravitz

Re:	Thermadyne Holdings Corporation Amendment No. 2 to Registration Statement on Form S-4 Filed June 20, 2011 File No. 333-173322
Dear Ms. Ravitz:
     I am writing this letter on behalf of Thermadyne Holdings Corporation (the “Company”) in response to the comment letter of the Staff of the Commission dated June 28, 2011 regarding the above-referenced registration statement filed by the Company. This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. We are enclosing a copy of the Pre-Effective Amendment No. 3 to the registration statement (the “Third Amendment”), together with copies which are marked to show the changes from Pre-Effective Amendment No. 2 to the Registration Statement on Form S-4.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 60
Liquidity and Capital Resources, page 68
2010 Successor Period (December 3, 2010 to December 31, 2010)
1.	We note the first and second paragraphs under financing activities appear to present the same information. Please advise or revise.
Response: The second paragraph under financing activities inadvertently duplicated the first paragraph. The duplicative paragraph has been removed from the registration statement.
Exhibit 5.1
2.	Refer to the final paragraph on page 2. Counsel may rely on another opinion of counsel to establish the matters assumed in this paragraph, but may not assume them, as counsel has done here. Please revise as appropriate.
Response: Pursuant to a discussion that our counsel had with Allicia Lam on June 29, 2011, we understand that the Staff has withdrawn this comment.

3.	We note your response to our prior comment 20. However, please tell us how counsel was able to opine that “each Guarantee provided for in the Indenture will constitute a valid and binding obligation of the Guarantor that is a party thereto” given counsel’s qualification that they “express no opinion as to whether each of the Domestic Guarantors may guarantee or otherwise be liable for, or pledge such Domestic Guarantor’s assets to secure, indebtedness incurred by the Company except to the extent that such Domestic Guarantor may be determined to have benefited from the incurrence of the indebtedness by the Company.”
Response: We have filed a revised opinion of counsel as Exhibit 5.1 to the registration statement, in which this paragraph has been deleted.
Exhibit 5.2
4.	We note your response to prior comment 22 from our letter dated June 10, 2011 and prior comment 45 from our letter dated May 2, 2011; however, counsel may not limit its opinion to an exclusive list of matters or documents it considered in reaching its opinion. Please revise as appropriate to remove these exclusive lists.
Response: We have filed a revised opinion of counsel as Exhibit 5.2 to the registration statement, in which references to exclusive lists of matters or documents that have been considered in connection with the rendering of the opinion have been deleted.
5.	We note your response to our prior comment 23; however, we consider it inappropriate to make certain assumptions for the following reasons:
a. the matters covered by items (e), (n), and (s) of section 6 can be addressed in an officer’s certificate;
b. the assumption in item (k) is a matter of investigation that counsel should make in order to render its opinion;
c. the item in paragraph (m), based upon a reading of the referenced statute, appears to be related to matters upon which parties contracting with an Australian company are entitled to rely, not counsel hired to provide a legal opinion;
d. with respect to the assumptions contained in paragraph (o) and (q), counsel must limit these assumptions to matters of which its client is not aware; and
e. item (p) appears to be a legal conclusion.
Please revise to remove these assumptions.
Response: We have filed a revised opinion of counsel as Exhibit 5.2 to the registration statement, in which:
a. The matters covered by items (e), (n) and (s) have, with respect to the Australian Guarantors, been moved to an officer’s certificate;
b. The assumption in item (k) has been revised to only apply to jurisdictions other than the Relevant Jurisdictions;
c. The assumption in item (m) has been moved to a stand alone paragraph at the end of Section 6 of the opinion and modified to reflect that only certain portions of the assumptions set forth in the statute are being relied upon;
d. The assumptions in paragraphs (o) and (q) have been limited to matters of which the opinion rendering firm’s clients are aware; and
e. The assumption in paragraph (p) has been deleted.

6.	Counsel may not limit reliance. Please revise to remove any such suggestion from paragraph 9.
Response: We have filed a revised opinion of counsel as Exhibit 5.2 to the registration statement, in which the reliance limitation language has been deleted.
     If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your review of the filing, please advise us at your earliest convenience. I can be reached via telephone at (636) 728-3084 and via facsimile at (636) 728-3010.
Very Truly Yours,

/s/ Nick H. Varsam Nick H. Varsam
Vice President, General Counsel and
Corporate Secretary

cc:	Allicia Lam Tara Harkins Lynn Dicker Securities and Exchange Commission R. Randall Wang Todd M. Kaye Bryan Cave LLP

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